SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved Centrais Elétricas do Norte do Brasil S/A's, or Eletronorte, acquisition of the shares held by Abengoa Concessões Brasil Holding S/A in SPC Linha Verde Transmissora de Energia S/A on February 24, 2014.  Eletronorte is acquiring 51% of the share capital of the SPC for R$40,000,000.00 (forty million reais).

The SPC was set up to construct, operate and maintain the transmission line 230 kV Porto Velho/Jauru, relating to Lot C of ANEEL Auction 001/2009.

Eletronorte currently holds 49% of the share capital of the SPC, and after the acquisition, will hold 100% of the share capital of the SPC.

The acquisition remains subject to approval by the competent governmental and regulatory bodies as well as by the bank lenders to the SPC.  In addition, signing of the purchase and share sale agreement between Eletronorte and Abengoa Concessões Brasil Holding S.A. is contingent upon the rescission of the EPC (Engineering–Procurement–Construction) contract with Abengoa Construção Brasil Ltda and the SPC obtaining full discharge of all obligations with this contractor and their subcontractors.

Considering that the acquisition was conducted by a subsidiary of Eletrobras, in the normal course of its business, and that the operation does not exceed any of the amounts provided in item II of article 256 of Law No. 6,404/76 in any case, this operation does not give rise to withdrawal rights for shareholders of Eletrobras.

 Rio de Janeiro, February 25, 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MARKET ANNOUNCEMENT

Considering that the acquisition was conducted by a subsidiary of Eletrobras, in the normal course of its business , and that the operation does not exceed any of the amounts provided in item II of article 256 of Law No. 6 , 404/76 in any case, this operation does not give rise to withdrawal rights for shareholders of Eletrobras.

 Rio de Janeiro, February 25 , 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer